EXHIBIT 99.1

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2019

Highlights

•	Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $36.2 million for the second quarter of 2019.
•	After accounting for $26.5 million of interest rate swap losses, the Partnership reported a net loss attributable to unit holders of $5.5 million for the second quarter.
•	Generated distributable cash flow[1] of $32.0 million for the second quarter resulting in a distribution coverage ratio[1] of 1.12.
•	FSRU Golar Freeze initiated operations for its new charterer at the full FSRU rate.
•	Hire rate for LNG carrier Golar Grand increased in May following charterer exercise of first 1-year option.

Subsequent Events

•	Declared a distribution for the second quarter of $0.4042 per unit.

Financial Results Overview

Golar Partners reports a net loss attributable to unit holders of $5.5 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $36.2 million for the second quarter of 2019 (“the second quarter” or “2Q”), as compared to a net loss attributable to unit holders of $15.0 million and operating income of $25.9 million for the first quarter of 2019 (“the first quarter” or “1Q”) and net income attributable to unit holders of $28.4 million and operating income of $36.6 million for 2Q 2018.

Consolidated GAAP Financial Information
(in thousands of $)	Q2 2019	Q1 2019	Q2 2018
Total Operating Revenue	77,361	69,910	84,201
Vessel Operating Expenses	(14,913)	(16,810)	(16,646)
Voyage and Commission Expenses	(1,621)	(1,858)	(2,042)
Administrative Expenses	(3,251)	(3,866)	(3,944)
Operating Income	36,208	25,936	36,640
Interest Expense	(20,695)	(20,777)	(19,303)
(Losses)/Gains on Derivative Instruments	(24,502)	(13,967)	12,701
Net (Loss)/Income attributable to Golar LNG Partners LP Owners	(5,516)	(14,998)	28,440

Non-GAAP Financial Information[1]
(in thousands of $)	Q2 2019	Q1 2019	Q2 2018
Adjusted Interest Income	1,050	1,075	3,300
Adjusted Net Debt	1,574,079	1,588,162	1,098,771

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Segment Information[2]
	Q2 2019				Q1 2019				Q2 2018
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	Total
Total Operating Revenues	64,824	12,537	26,018	103,379	53,405	16,505	26,018	95,928	72,987	11,214	84,201
Amount invoiced under sales-type lease	2,300	—	—	2,300	—	—	—	—	—	—	—
Adjusted Operating Revenues[1]	67,124	12,537	26,018	105,679	53,405	16,505	26,018	95,928	72,987	11,214	84,201
Voyage and Commission Expenses	(1,109)	(512)	(50)	(1,671)	(1,124)	(734)	(180)	(2,038)	(1,234)	(808)	(2,042)
Vessel Operating Expenses	(10,070)	(4,843)	(6,163)	(21,076)	(11,793)	(5,017)	(5,953)	(22,763)	(11,358)	(5,288)	(16,646)
Administrative Expenses	(1,947)	(1,304)	(198)	(3,449)	(2,377)	(1,489)	(308)	(4,174)	(2,668)	(1,276)	(3,944)
Adjusted EBITDA[1]	53,998	5,878	19,607	79,483	38,111	9,265	19,577	66,953	57,727	3,842	61,569

* Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.

** Relates to the attributable earnings of our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated its 50% of the Hilli common units.

On May 15, 2019, a modification of the FSRU Golar Freeze charter agreement led to a reassessment of the contract under lease accounting rules. This modification resulted in the contract changing from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). The accounting for a sales-type lease is different to the Partnership’s other charter agreements, which are accounted for as operating leases. Some key differences include: replacement of the carrying value of the vessel with a “net investment in a finance lease” (for the Golar Freeze this led to a gain on disposal of $4.2m), subsequent cessation of depreciation due to the de-recognition of the vessel on the Balance Sheet, and recognition of the capital hire revenue as “Interest Income” based on a rate implicit in the contract. Service revenue is recognized straight line over the life of the contract and operational costs continue to be recognized as incurred. In order to compare the performance of the Golar Freeze with our wider business, management has determined that it will measure the performance of the Golar Freeze Finance Lease based on Adjusted EBITDA (EBITDA as adjusted for the amount invoiced under sales-type lease in the period). This approach allows the Partnership to compare the Golar Freeze charter agreement with its wider business.

Adjusted Operating Revenues1, including amounts invoiced under the Golar Freeze Finance Lease and the Partnership's effective share of operating revenues from FLNG Hilli Episeyo, increased from $95.9 million in 1Q to $105.7 million in 2Q. Of the $9.8 million increase, $8.2 million is attributable to the FSRU Golar Igloo which was on hire for an additional 57 days, utilization in 1Q being lower as a result of its scheduled winter downtime. For the entire quarter, revenue at the full FSRU Golar Freeze rate inclusive of the capital and operating components, was recognized. Collectively this generated an additional $4.5 million of earnings relative to 1Q when the FSRU was earning at a lower commissioning rate. Partly offsetting this was $3.3 million less revenue from the LNG carrier Golar Mazo which remained idle throughout the quarter.

Most of the $0.4 million reduction in voyage and commission costs is attributable to the FSRU Golar Igloo and the LNG carrier Golar Mazo. Costs of positioning the FSRU Golar Igloo from drydock in Dubai to its regas location in Kuwait during 1Q were not incurred in 2Q. In response to low utilization in 1Q, Golar Mazo’s boilers were also shut down further reducing voyage costs.

Vessel operating costs decreased by $1.7 million from $22.8 million in 1Q to $21.1 million in 2Q. Reduced FSRU and LNG carrier operating costs were partly offset by higher FLNG maintenance costs. Costs in respect of the Golar Igloo, which accounts for most of the quarterly decrease, normalized in 2Q having been inflated in 1Q by post dry-dock storing up. Reduced crew costs as a result of the warm layup of Golar Mazo during the quarter also contributed to operating cost savings.

A reduction in professional fees contributed to a $0.7 million reduction in administrative expenses from $4.2 million in 1Q to $3.5 million in 2Q.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Adjusted Interest Income1 at $1.1 million was in line with 1Q. Interest Expense at $20.7 million was also in line with the prior quarter.

Interest rate swap losses following a further decrease in 2-5 year interest swap rates contributed to a $24.5 million 2Q loss on derivative instruments, compared to a 1Q loss of $14.0 million. As of June 30, 2019, the average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo was approximately 2.2%.

As a result of the foregoing, 2Q distributable cash flow1 increased $3.2 million to $32.0 million compared to $28.8 million in 1Q. The distribution coverage ratio1 increased, from 1.01 in 1Q to 1.12 in 2Q.

Commercial Review

A mild spring together with the anticipated start up and ramp up of significant new LNG supply meant that Far East LNG continued to trade at around $4 - $5/mmbtu throughout this traditionally weak quarter, eliminating inter-basin trading opportunities. Lower LNG prices that left limited scope to pay for freight meant that US volumes were pushed into Europe. Increased Chinese demand offset weaker demand from Japan and Korea however the ongoing trade war between the US and China meant that China continued to source its spot LNG requirements from more proximate markets. Although average sailing distances increased as US volumes continued to find markets in South Korea and Japan, ton-mile growth remained subdued. A steady supply of newbuild deliveries, together with shorter than anticipated voyages that increased the number of available sublet vessels originally destined to service certain projects, meant that demand was matched by vessel availability throughout the quarter. As a result, owners keen to position themselves for the H2 upturn aggressively bid for single voyages to secure near-term utilization. The LNG carrier Golar Maria achieved close to full utilization but at a substantially discounted rate relative to 1Q whilst the Golar Mazo remained idle throughout the quarter. Despite an increase in the rate receivable by the Golar Grand from May 2019, the Average Daily TCE1 achieved by these three vessels at $20,100 was approximately 40% down relative to 1Q.

During June, commissioning cargoes were exported from both Cameron T1 and Prelude. Both have since commenced commercial operations. Cheniere’s Corpus Christi T2 also commenced LNG production, recently followed by Freeport LNG. The imminent arrival of substantial new, predominantly US, volumes also coincides with a reduction in newbuild vessel deliveries. 2019 vessel demand growth of 15% is expected against supply growth of 8%. Further vessel demand growth of 14% is expected in 2020 with supply growth again lagging at 9%. This structural imbalance together with a contango in the gas market with forward prices of $6.4mmbtu being quoted for December sets the stage for a strong shipping market over the next two years. A number of charterers have approached the market to cover their requirements for this period leaving a handful of owners including Golar Partners with flexible tonnage going forward. The level of interest in longer-term charters continues to increase and the Partnership has noted particular interest in term charters for the Golar Maria in recent weeks. At present, the Golar Mazo remains in warm layup in readiness for a quick deployment should a firm opportunity arise.

Although October 2018 - April 2019 revenues from former charterers of the Golar Freeze were recognized in 3Q 2018, cash payments due under the existing charter continued to be paid in monthly installments. The last monthly cash receipt in respect of April 2019 was received in March. Charterers of the FSRU Golar Igloo have recently issued tender documents for a two year extension to the current contract together with a one year option period. The Partnership looks forward to bidding for this in the coming months. Although confident that it will succeed with its bid, the carrier market is expected to provide solid alternative employment options in the event that the Partnership is unsuccessful.

Operational Review

No vessels were drydocked and there was no unscheduled off-hire during the quarter. Despite a full quarter of commercial waiting time in respect of the Golar Mazo, fleet utilization of 89% was achieved for 2Q, up 3% on the 86% recorded in 1Q.

Prior to year-end the FSRU Golar Eskimo is scheduled to complete an in-water class renewal, akin to a drydock. The plan is to conduct this during a scheduled maintenance window and no off-hire is expected as a result. Golar Mazo is scheduled to be drydocked in early 2020. In addition to routine drydock works, certain modifications that would make the vessel compatible with a wider range of terminals are being considered. Initiation of the drydock and additional works will be subject to securing a sufficiently attractive charter opportunity that justifies the cost of these works.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Financing and Liquidity

As of June 30, 2019 Golar Partners had cash and cash equivalents of $62.1 million. Net of prepaid hire, a further $14.2 million was due to the Partnership in respect of 2Q hire, all of which has since been received. Including the Partnership's $438.8 million share of debt in respect of FLNG Hilli Episeyo, Adjusted Net Debt1 as at June 30, 2019 was $1,574.1 million. 2Q 2019 Adjusted EBITDA1 amounts to $79.5 million. Based on the above, the 2Q Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio was 5.0. As of June 30, 2019, exclusive of a $100 million forward start swap, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,643 million (including swaps with a notional value of $400.0 million in connection with the Partnership’s bonds and $438.8 million in respect of Hilli Episeyo), representing approximately 98% of total debt and capital lease obligations, including assumed debt in respect of Hilli Episeyo, net of long-term restricted cash.

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.2% with an average remaining period to maturity of approximately 4.1 years as of June 30, 2019.

Inclusive of Hilli Episeyo related debt, outstanding bank debt as of June 30, 2019 was $1,304.3 million, which had average margins, in addition to LIBOR, of approximately 2.19%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. The May 2020 maturing $150.0 million Norwegian USD bond represents the Partnership's next scheduled debt maturity. Extensive discussions with current holders of the bond indicate a strong desire to roll their holdings into a new bond.

Corporate and Other Matters

As of June 30, 2019, there were 70,891,755 common and general partner units outstanding in the Partnership. Of these, 22,662,977, including 1,436,391 general partner units, were owned by Golar, representing a 32% interest in the Partnership.

On July 23, 2019, Golar Partners declared a distribution for the first quarter of $0.4042 per unit. This distribution was paid on August 14, 2019 to common and general partner unitholders of record on August 7, 2019. Since the last quarterly earnings release date, 153,728 common units were purchased in the open market at an average price of $10.19 per unit under the Partnership’s $50 million authorized common unit repurchase program. These units have since been cancelled.

A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 May through to 14 August was also declared. This was paid on August 15, 2019 to all Series A preferred unitholders of record on August 8, 2019.

Total outstanding options as at June 30, 2019 were 99,000.

Outlook

The full quarter's contribution to Adjusted EBITDA1 from both Golar Igloo and Golar Freeze contributed to an anticipated improvement in both 2Q distribution coverage ratio1 and the Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio. The distribution coverage ratio1 has however been negatively impacted by the disappointing Average Daily TCE1 achieved for the spot traded vessels Golar Maria and Golar Mazo. While the Golar Maria is currently on hire and well positioned for more attractive charters over the winter period, Golar Mazo is currently idle. The current shipping market is however showing strong signs of recovery with significant interest being shown in all vessels including modern steam turbines. Based on current forecasts a further improved distribution coverage ratio1 level is expected for 3Q.

Golar Power continues to make good progress on its Brazilian project portfolio, including an opportunity that could utilize the Golar Spirit. Market dynamics are also changing in the Middle East as new pipelines connect markets to fields offshore Egypt and Israel. It is currently unclear how this will manifest itself in terms of FSRU requirements however security of supply remains particularly important in this region.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Should an extension be secured for the FSRU Golar Igloo, remaining modification works necessary for the vessel to meet increasing peak demand in Kuwait will be completed in 1Q 2020 during its scheduled winter downtime. Current low LNG prices have also stimulated the number of requests for FSRUs which may create further employment opportunities. Development times for these projects are however typically slow. With the Partnership's Revenue Backlog1 of $2.16 billion, a distribution coverage ratio1 in excess of 1 and a falling Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio, Golar Partners is on a solid financial footing. The size of future distributions will however be influenced by successful re-contracting of existing FSRUs as well as an expected increased utilization of the Partnership's idle assets.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers following the termination or expiration of their time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	our ability to maintain cash distributions on our units and the amount of any such distributions;
•	market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	the ability of Golar LNG Limited (“Golar”) and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:
•	the future share of earnings relating to the Hilli, which is accounted for under the equity method;
•	the ability of Golar to increase the utilization under, and term of, the liquefaction tolling agreement for the Hilli Episeyo and the benefits that may accrue to us as the result of any such modifications;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in commodity prices;
•	the liquidity and creditworthiness of our charterers;
•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•	our future financial condition or results of operations and future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	our and Golar's ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charters;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;
•	the ability of Golar Power and us to work together to develop projects requiring our FSRUs;
•	our ability to purchase vessels from Golar and Golar Power in the future;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;
•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	challenges by authorities to the tax benefits we previously obtained;
•	estimated future maintenance and replacement capital expenditures;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	our business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

August 29, 2019

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Executive and Chief Financial Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2019	2019	2019	2018	2018
	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Time charter revenues	77,361	69,910	147,271	84,201	158,415
Total operating revenues	77,361	69,910	147,271	84,201	158,415
Vessel operating expenses	(14,913)	(16,810)	(31,723)	(16,646)	(33,006)
Voyage and commission expenses	(1,621)	(1,858)	(3,479)	(2,042)	(4,929)
Administrative expenses	(3,251)	(3,866)	(7,117)	(3,944)	(7,196)
Depreciation and amortization	(21,368)	(21,440)	(42,808)	(24,929)	(50,578)
Total operating expenses	(41,153)	(43,974)	(85,127)	(47,561)	(95,709)

Operating income	36,208	25,936	62,144	36,640	62,706

Other non-operating income (1)	4,195	—	4,195	236	236

Financial income / (expenses)
Interest income (1)	2,409	1,075	3,484	3,300	6,782
Interest expense	(20,695)	(20,777)	(41,472)	(19,303)	(39,617)
(Losses)/gains on derivative instruments	(24,502)	(13,967)	(38,469)	12,702	22,937
Other financial items, net	746	(530)	216	73	(571)
Net financial expenses	(42,042)	(34,199)	(76,241)	(3,228)	(10,469)

(Loss)/income before tax, earnings of affiliate and non-controlling interests	(1,639)	(8,263)	(9,902)	33,648	52,473
Tax	(4,926)	(5,289)	(10,215)	(4,503)	(8,426)
Equity in net income of affiliate	1,327	265	1,592	—	—

Net (loss)/income	(5,238)	(13,287)	(18,525)	29,145	44,047
Net income attributable to non-controlling interests	(278)	(1,711)	(1,989)	(705)	(852)
Net (loss)/income attributable to Golar LNG Partners LP Owners	(5,516)	(14,998)	(20,514)	28,440	43,195

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,436	1,436	1,434
Preference units	5,520	5,520	5,520	5,520	5,520
Common units	69,455	69,455	69,455	69,929	70,050

(1) On May 15, 2019, an executed modification to the Golar Freeze charter agreement triggered a change in lease classification to a sales-type lease ("Golar Freeze Finance Lease"). This classification change resulted in the de-recognition of the vessel asset carrying value, the recognition of net investment in the financed lease vessel asset, and a Day 1 gain included in "Other non-operating income" in the consolidated income statement. Subsequently, all income from Golar Freeze Finance Lease is recognized as interest income.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At June 30,	At December 31,
	2019	2018
(in thousands of $)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	62,059	96,648
Restricted cash and short-term deposits	42,756	31,330
Other current assets	26,597	34,520
Current portion of net investment in leased vessel (1)	2,152	—
Amount due from related parties	2,273	—
Inventories	3,586	2,031
Total Current Assets	139,423	164,529
Non-current
Restricted cash	135,460	141,114
Investment in affiliate	200,861	206,180
Vessels and equipment, net (1)	1,400,141	1,535,757
Vessel under capital lease, net	111,573	114,711
Net investment in leased vessel (1)	113,074	—
Intangible assets, net	55,389	60,369
Other non-current assets	4,143	18,157
Total Assets	2,160,064	2,240,817

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	225,056	75,451
Current portion of obligation under capital lease	1,729	1,564
Amount due to related parties	—	1,237
Other current liabilities	75,277	57,855
Total Current Liabilities	302,062	136,107
Non-current
Long-term debt	1,032,171	1,196,899
Obligation under capital lease	116,648	118,119
Other non-current liabilities	31,420	30,175
Total Liabilities	1,482,301	1,481,300

Equity
Partners' capital	595,872	679,615
Non-controlling interests	81,891	79,902

Total Liabilities and Equity	2,160,064	2,240,817

(1) On May 15, 2019, an executed modification to the Golar Freeze charter agreement triggered a change in lease classification to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value and the recognition of net investment in the financed lease vessel asset.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands of $)	2019	2019	2019	2018	2018
	Apr-Jun	Jan-Mar	Jan-Jun	Apr-Jun	Jan-Jun
OPERATING ACTIVITIES
Net (loss)/income	(5,238)	(13,287)	(18,525)	29,145	44,047
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	21,368	21,440	42,808	24,929	50,578
Equity in net income of affiliate	(1,327)	(265)	(1,592)	—	—
Movement in deferred tax liability	529	2,036	2,565	379	819
Amortization of deferred charges and debt guarantee	668	680	1,348	1,707	4,287
Drydocking expenditure	(956)	(8,536)	(9,492)	(1,704)	(4,911)
Foreign exchange (gain)/losses	(207)	807	600	(670)	(408)
Unit options expense	59	59	118	58	116
Dividends received from affiliates	572	265	837	—	—
Interest element included in obligation under capital lease, net	19	(26)	(7)	(73)	(34)
Gain on recognition of net investment in leased vessel (1)	(4,195)	—	(4,195)	—	—
Sales-type lease payments received in deficit of sales-type lease interest income (1)	(559)	—	(559)	—	—
Change in market value of derivatives	26,491	16,484	42,975	(12,329)	(22,997)
Change in assets and liabilities:
Trade accounts receivable	(546)	8,977	8,431	(7,195)	3,034
Inventories	(1,244)	(311)	(1,555)	(385)	(504)
Other current assets and other non-current assets	507	(220)	287	979	1,071
Amount due to/(from) related parties	2,903	3,218	6,121	(4,112)	(2,860)
Trade accounts payable	1,710	(3,856)	(2,146)	(429)	(3,254)
Accrued expenses	(2,116)	5,522	3,406	1,790	(5,029)
Other current liabilities	(78)	(4,426)	(4,504)	3,288	(380)
Net cash provided by operating activities	38,360	28,561	66,921	35,378	63,575

INVESTING ACTIVITIES
Additions to vessels and equipment	(2,436)	(6,315)	(8,751)	(3,018)	(4,691)
Dividends received from affiliates	2,425	3,371	5,796	—	—
Acquisition of Hilli Common Units	—	(10,296)	(10,296)	—	—
Net cash used in investing activities	(11)	(13,240)	(13,251)	(3,018)	(4,691)

FINANCING ACTIVITIES
Proceeds from debt	—	25,000	25,000	—	1,419
Repayments of debt	(21,280)	(21,251)	(42,531)	(21,444)	(113,019)
Repayments of obligation under capital lease	(398)	(384)	(782)	(335)	(652)
Advances from related party in relation with lease security deposit	153	146	299	164	328
Proceeds from issuances of equity, net of issue costs	—	—	—	—	13,854
Common units buy-back and cancelled	—	—	—	(1,474)	(9,477)
Cash distributions paid	(31,674)	(31,673)	(63,347)	(44,236)	(89,236)
Financing costs paid	—	—	—	—	(1,699)
Net cash used in financing activities	(53,199)	(28,162)	(81,361)	(67,325)	(198,482)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,951)	1,825	(1,126)	(6,943)	(2,453)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(17,801)	(11,016)	(28,817)	(41,908)	(142,051)
Cash, cash equivalents and restricted cash at beginning of period	258,076	269,092	269,092	329,744	429,887
Cash, cash equivalents and restricted cash at end of period	240,275	258,076	240,275	287,836	287,836

(1) Refer to footnote 1 of the Condensed Consolidated Statements of Income.

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Distributable Cash Flow (“DCF”)

Distributable cash flow represents EBITDA adjusted for the cash components of interest, amounts invoiced under sales-type lease, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry docking). Maintenance and replacement capital expenditures includes expenditure on dry-docking. This represent the Partnership's capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to distributable cash flow, distributable cash flow to net income before non-controlling interests, the most directly comparable U.S. GAAP measure and the computation of the distribution coverage ratio.

(in thousands)	Three months ended June 30, 2019	Three months ended March 31, 2019
Adjusted EBITDA	79,483	66,953
Interest income	1,049	1,075
Interest expense (excluding amortization of deferred charges)	(20,437)	(19,558)
Other cash financial items	1,999	2,255
Current income tax charge	(4,398)	(3,253)
Deferred income	—	10,202
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(14,062)	(14,262)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	444	(1,610)
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,075)	(9,962)
Distributions relating to preferred units	(3,019)	(3,019)
Distributable cash flow	31,984	28,821
Depreciation and amortization	(21,368)	(21,440)
Unrealized loss from interest rate derivatives	(26,491)	(16,484)
Gain on recognition of net investment in leased vessel	4,195	—
Unrealized foreign exchange losses/(gain)	207	(807)
Amortization of deferred charges and debt guarantee	(668)	(680)
Deferred income	—	(10,202)
Movement in deferred tax liability	(529)	(2,036)
Distributions relating to preferred units	3,019	3,019
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	14,062	14,262
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,205)	(9,350)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(444)	1,610
Net loss	(5,238)	(13,287)
Distributions declared:
Common unitholders	28,073	28,073
General partner	581	581
Sub-total	28,654	28,654
Distribution coverage ratio	1.12	1.01

1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.6 million for the three months ended June 30, 2019 and March 31, 2019, respectively.

Non-GAAP metrics arising from how management monitor the business

Adjusted EBITDA

Adjusted EBITDA is the total profit measure used in our operating segments. As management measures our segments on this basis, they believe it is useful to monitor the business as a whole in this way. We believe that the adjustment of these items enables investors and other users of our financial information to assess our sequential and year over year performance and operating trends on a more comparable basis and is consistent with management’s own evaluation of business performance. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with US GAAP. The following table reconciles Net income, the most directly comparable US GAAP measure, to Adjusted EBITDA:

(in thousands of $)	Three months ended June 30, 2019	Three months ended March 31, 2019	Three months ended June 30, 2018
Net (loss)/income	(5,238)	(13,287)	29,145
Depreciation and amortization	21,368	21,440	24,929
Other non-operating income	(4,195)	—	(236)
Interest income	(2,409)	(1,075)	(3,300)
Interest expense	20,695	20,777	19,303
Losses/(gains) on derivative instruments	24,502	16,484	(12,701)
Other financial items, net	(746)	(1,987)	(74)
Income taxes	4,926	5,289	4,503
Equity in net income of affiliate	(1,327)	(265)	—
FLNG's EBITDA (see appendix B)	19,607	19,577	—
Amount invoiced under sales-type lease	2,300	—	—
Adjusted EBITDA	79,483	66,953	61,569

Annualized Adjusted EBITDA

Annualized Adjusted EBITDA is Adjusted EBITDA for the quarter multiplied by four. Management believes that this is a useful performance metric as it includes a full year of FLNG EBITDA. Annualized Adjusted EBITDA is a non-GAAP measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with US GAAP.

Adjusted Operating Revenues

Adjusted Operating Revenues is Total Operating Revenues adjusted for amounts invoiced under the Golar Freeze Finance Lease. Unlike the Partnership's other contracts, income from the Golar Freeze Finance Lease is recognized as interest income and therefore does not appear in Total Operating Revenues. When measuring performance, we look at Adjusted Operating Revenues in order to enable comparability of Golar Freeze charter with the rest of our business. Adjusted Operating Revenues is a non-GAAP financial measure and should not be considered as an alternative to net income or any other performance measure presented in accordance with US GAAP. The following table reconciles Total Operating Revenues, the most directly comparable US GAAP measure, to Adjusted Operating Revenues:

	Q2 2019				Q1 2019				Q2 2018
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	Total
Total Operating Revenues	64,824	12,537	26,018	103,379	53,405	16,505	26,018	95,928	72,987	11,214	84,201
Amount invoiced under sales-type lease	2,300	—	—	2,300	—	—	—	—	—	—	—
Adjusted Operating Revenues	67,124	12,537	26,018	105,679	53,405	16,505	26,018	95,928	72,987	11,214	84,201

Adjusted Net Debt

Adjusted Net Debt includes current and non-current third party borrowings (inclusive of our proportionate share of Hilli LLC’s contractual debt and net of deferred financing charges) and our obligations under our capital leases offset by cash and cash equivalents and restricted cash and short-term deposits (current). Hilli LLC's contractual debt represents the actual debt obligations as opposed to the variable interest entity debt which is consolidated under US GAAP, refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2018 Annual Report for more information.

Adjusted Net Debt is a non-GAAP financial measure used by investors to measure our performance and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains. We provide a ratio of Adjusted Net Debt to Annualized Adjusted EBITDA to enable our investors to understand better our liquidity position and our ability to service our debt obligations. The table below reconciles Net Debt as calculated by GAAP to Adjusted Net Debt:

	At June 30,	At March 31,	At June 30,
(in thousands of $)	2019	2019	2018
Current portion of long-term debt and short-term debt	225,056	76,553	271,360
Current portion of obligation under capital lease	1,729	1,676	1,431
Long-term debt	1,032,171	1,200,754	990,678
Obligation under capital lease - non current	116,648	120,255	123,138
Total Debt	$1,375,604	$1,399,238	$1,386,607
Less:
Cash and cash equivalents	62,059	74,412	115,877
Restricted cash and short term deposits - current	42,756	43,043	22,356
Restricted cash - non current	135,460	140,621	149,603
Total Cash, Cash Equivalents and Restricted Cash	$240,275	$258,076	$287,836

Net Debt as calculated by GAAP	1,135,329	1,141,162	1,098,771
Share of Hilli's contractual debt	438,750	447,000	—
Adjusted Net Debt	1,574,079	1,588,162	1,098,771

Adjusted Net Debt to Annualized Adjusted EBITDA	5.0	5.9	4.4

Adjusted Interest Income

Adjusted Interest Income relates to interest income on cash deposits, excluding interest income on sales-type leases, which is included in Adjusted EBITDA. Adjusted Interest Income is a non-GAAP financial measure and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The Partnership believes that Adjusted Interest Income assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. The table below reconciles interest income, the most directly comparable US GAAP measure, to Adjusted Interest Income:

(in thousands of $)	Three months ended June 30, 2019	Three months ended March 31, 2019	Three months ended June 30, 2018
Interest income	2,409	1,075	3,300
Less: Interest income on sales-type lease	(1,359)	—	—
Adjusted Interest Income	1,050	1,075	3,300

Average Daily TCE

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCE. For time charters, this is calculated by dividing total operating revenue less voyage and commission expenses by the number of calendar days minus days for scheduled off-hire. Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage and commission expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other companies. Refer to our most recent quarterly investor presentation on our investor relations section on our website (www.golarlngpartners.com) for a reconciliation to the most directly comparable financial measure under US GAAP.

Revenue Backlog

Revenue Backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of FLNG Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates". This is consistent with management’s view of the business and our presentation in our segment note. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

APPENDIX B - SEGMENT INFORMATION

In the current quarter, the Partnership changed the way in which it measures the reportable segments of the group to Adjusted EBITDA from EBITDA. Details of the change will be included in the “Segment Information” note presented as part of our Consolidated Financial Statements. The main driver of the change was the commencement of the Golar Freeze Finance Lease which is accounted for differently from the Partnership's other charter agreements, which are accounted for as operating leases. Unlike the Partnership's other charter agreements, income from the Golar Freeze Finance Lease appears in interest income and therefore does not appear in the metric we previously defined as EBITDA. When measuring performance, in order to enable comparability of this contract with the rest of the business, management looks at Adjusted EBITDA (EBITDA as adjusted for the amount invoiced under finances leases in the period). Our profit measure has been adjusted to reflect this.

The below is an extract of how our Operating Segments will be presented in our “Segment Information” note in our Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q2 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	64,824	12,537	26,018	103,379	(26,018)	77,361
Voyage and commission expenses	(1,109)	(512)	(50)	(1,671)	50	(1,621)
Vessel operating expenses	(10,070)	(4,843)	(6,163)	(21,076)	6,163	(14,913)
Administrative expenses	(1,947)	(1,304)	(198)	(3,449)	198	(3,251)
Amount invoiced under sales-type lease	2,300	—	—	2,300	(2,300)	—
Adjusted EBITDA	53,998	5,878	19,607	79,483	(21,907)	57,576

	Q1 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	53,405	16,505	26,018	95,928	(26,018)	69,910
Voyage and commission expenses	(1,124)	(734)	(180)	(2,038)	180	(1,858)
Vessel operating expenses	(11,793)	(5,017)	(5,953)	(22,763)	5,953	(16,810)
Administrative expenses	(2,377)	(1,489)	(308)	(4,174)	308	(3,866)
Amount invoiced under sales-type lease	—	—	—	—	—	—
Adjusted EBITDA	38,111	9,265	19,577	66,953	(19,577)	47,376

	Q2 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	72,987	11,214	—	84,201	—	84,201
Voyage and commission expenses	(1,234)	(808)	—	(2,042)	—	(2,042)
Vessel operating expenses	(11,358)	(5,288)	—	(16,646)	—	(16,646)
Administrative expenses	(2,668)	(1,276)	—	(3,944)	—	(3,944)
Amount invoiced under sales-type lease	—	—	—	—	—	—
Adjusted EBITDA	57,727	3,842	—	61,569	—	61,569

* Relates to the attributable earnings of our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

** Eliminations reverses the earnings attributable to our investment in Hilli LLC and the amount invoiced under sales-type lease to reflect the amounts reported in the consolidated income statement. The earnings attributable to our investment in Hilli LLC is included in the equity in net profit/(losses) of affiliate on the consolidated income statement.